Attending to this matter, tel. direct line, fax direct line
KF/Gunnar Båtelsson, +46 26 26 10 20

2005-02-09
Your date

Your reference

Commission File No. 82-1463


05005989

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

SUPPL


SEC MAIL PROCESSING
RECEIVED
FEB 1 8 2005
WASH, D.C. 185 SECTION

Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Effects of transition to International Financial Reporting Standards (IFRS), dated 8 February 2005, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Gunnar Båtelsson
Group Treasurer and VP Finance

PROCESSED
MAR 02 2005
THOMSON FINANCIAL

SEC-brev 050209 cancellation.doc

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 00 10	+46 26 26 10 76

K 003

Sandvik AB
Effects of transition to International Financial Reporting Standards (IFRS)

As of 1 January 2005, Sandvik will apply the International Financial Reporting Standards (IFRS) endorsed by the European Commission. The first quarter interim report 2005 will be the first financial report that Sandvik provides in accordance with IFRS. Comparative figures will be restated as from 1 January 2004. Detailed information on the effects of the transition will be published 31 March 2005.

The major effects on the comparative figures for 2004 relate to:
- Restatement of the pension provisions in accordance with IAS 19
- Reversal of goodwill amortization in accordance with IFRS 3
- The accounting for share-based payments in accordance with IFRS 2

The application of IAS 39, *Financial Instruments*, as from 1 January 2005 has preliminarily been estimated to increase equity by some SEK 70 M.

The analysis of the effects of the transition to IFRS is largely completed. The areas where the effects on Sandvik's reported results and financial position in 2004 are appraised to be most significant are described and quantified below.

Summary of major – preliminary – adjustments as of 1 January 2004 and estimated effects on 2004 results

Effects on balance sheets as of 1 January 2004	**SEK M**	
Deferred tax assets	-185	1)
Provisions for pensions	-528	2)
Provisions for share-based payments	-34	3)
Equity	+377	4)
Net debt	-528	2)
Effects on 2004 results		
Share-based payments	+12	5)
Goodwill amortization	+354	6)
Operating profit	**+366**	
Deferred tax expense	-4	7)
Net profit for the year	**+362**	
Effects on key ratios		
Return on capital employed	approx +1%	
Return on equity	approx +1%	
Earnings per share, SEK	approx 1.50	

1) SEK 175 M relating to pensions in accordance with IAS 19.
   SEK 10 M relating to share-based payments in accordance with IFRS 2.
2) SEK 528 M relating to pensions under IAS 19.
3) SEK 34 M relating to net effects of option programs in accordance with IFRS 2.
4) SEK 353 M relating to pensions under IAS 19 and SEK 24 M to option programs in accordance with IFRS 2.
5) SEK 12 M relating to net effects of option programs in accordance with IFRS 2.
6) SEK 354 M relating to reversal of goodwill amortization in accordance with IFRS 3.
7) SEK 4 M relating to net effect of option programs in accordance with IFRS 2.

Postal address
SANDVIK AB
Group Communications
SE-811 81 SANDVIKEN

Public company (publ)
Reg.No. 556000-3468
VAT No. SE663000060901
www.sandvik.com

Telephone
+46 26 26 10 47

Telefax
+46 26 26 10 43

Background

In June 2002, the European Union's Council of Ministers decided that all exchange-listed companies within the Union as from fiscal year 2005 shall prepare consolidated financial statements fully in compliance with International Financial Reporting Standards (IFRS).

The accounting standards issued by the Swedish Financial Accounting Standards Council, in particular in recent years, have been closely aligned to IFRS. The Swedish standards, however, have not covered all areas of the IFRS, nor have they been fully updated as and when the international standards have been amended.

Sandvik has complied with the Swedish Council's standards and, thereby, has gradually applied standards that are in agreement with IFRS.

The transition from reporting in accordance with Swedish standards to IFRS reporting raise the requirements on the first report provided in accordance with the new standards. The comparative information for fiscal year 2004 must be restated and reported in accordance with IFRS. Sandvik intends to present the full transition effects by 31 March 2005.

The Stockholm Stock Exchange has proposed that listed companies already in the 2004 Fourth Quarter Interim Report and in the Annual Report shall provide information about the most important differences between the standards currently applied and the IFRS principles to be applied as from 2005. A quantified summary of the most significant effects of the transition shall be provided together with information on how 2004 results and financial position would have been affected had IFRS been applied already in the 2004 accounts.

IFRS 1 *First-time Adoption of International Financial Reporting Standards* contains specific transition rules. The effects on Sandvik's results and financial position partly depend on the choices made by Sandvik in areas where options exist.

IAS 19: Employee Benefits

As of 2003, Sandvik already complies with the rules for pension accounting set out in IAS 19 *Employee Benefits*. Under the transition rules, however, this standard must be applied as if adopted at 1 January 2004. Accordingly, the unrecognized actuarial gains reported earlier by Sandvik at 31 December 2003, SEK 528 M, must be set to zero, that is, reduce the provisions for pensions. Considering the tax effects, this increases the unrestricted reserves in shareholders' equity by SEK 353 M. Operating profit for 2004 is affected by a reversal of amortization of unrecognized actuarial gains, which is no longer required since the unrecognized gains at beginning of year are set to zero. The effect, however, is marginal. Sandvik has not yet decided how actuarial gains and losses will be dealt with in future, including the additional option to charge such gains and losses directly to equity in accordance with a recent decision by the IASB (International Accounting Standards Board).

IFRS 3: Business Combinations

The business combination accounting rules have been largely changed by the issuance of IFRS 3 *Business Combinations.* Sandvik has decided not to apply IFRS 3 retroactively to acquisitions completed prior to 1 January 2004. The new rules are being applied for future acquisitions from this date and, compared with earlier rules, mainly imply that only such restructuring provisions already carried in the balance sheet of the acquired company may be considered in the purchase price allocation, that the identification of intangible assets of the acquired company shall be more extensive (including trade marks, customer relations and customer agreements, patented and un-patented technology, etc.), that the fair value of the net assets acquired is measured disregarding any minority interests, and that goodwill henceforth shall not be amortized. The last-mentioned change is paired with a requirement that the book value of all goodwill that arose in earlier acquisitions shall be tested for impairment in connection with the transition to IFRS. Sandvik has performed such impairment tests and no cause for write-downs was identified. The effects of the new rules on acquisitions after 1 January 2004 are not deemed to be

significant. The effect of the IFRS transition, therefore, is that the goodwill amortization, SEK 354 M, reported in the 2004 consolidated income statement will be reversed in the comparative income statement that will be published in the 2005 Annual Report.

IFRS 2: Share-based Payment

Sandvik earlier has reported costs for share-based employee compensation under an "intrinsic method", whereby an expense has been reported to the extent that the exercise price under an option program is less than the current market price of the Sandvik share. Under IFRS 2 *Share-based Payment,* an expense shall be recognized based on the estimated market value of an option at the allocation date. In the comparative 2004 income statement, the proportional part of such estimated value of options is expensed. Reporting under IFRS 2 implies a lower expense than earlier reported and, accordingly, there is a positive effect on equity in the 1 January 2004 opening balance and on 2004 results.

IAS 16: Property, Plant and Equipment

In valuing tangible fixed assets in the 1 January 2004 restated opening balance, Sandvik has concluded that, under the transition rules, earlier made revaluations may be considered "deemed cost" in the transition to IFRS and, hence, there are no transitional effects on equity or 2004 results. Further, Sandvik has already in the past essentially applied so-called component depreciation. The specified requirement for such accounting in the amended IAS 16 *Property, Plant and Equipment,* therefore, has no significant impact.

IAS 38: Intangible Assets

Since 2002, Sandvik has recognized expenditures for development aimed at producing new or significantly improved products and process as an intangible asset in accordance with the rules in ***IAS*** 38 *Intangible Assets*. Historically, systems and routines have not been developed in a manner whereby it is possible in conjunction with the transition to IFRS to apply such reporting from the earlier date – January 1999 – from which time IAS 38 has been in effect.

IAS 17: Leases

Sandvik earlier has applied the accounting rules of IAS 17 *Leases,* although the earlier Swedish transition rules allowed that all leases entered into prior to 1 January 1997 be dealt with under the rules for operating leases. Sandvik has not identified any significant old, still running, lease contracts that would have been differently reported had the classification been tested in accordance with the IFRS rules.

Other changes

In connection with the transition to IFRS, minority interest in equity will be reclassified as part of the Group's equity.

IAS 32 and **IAS** 39, *Financial Instruments: Disclosure and Presentation* and *Recognition and Measurement*, respectively, will be applied as from 1 January 2005. No restatement of 2004 reporting is required. The new rules essentially imply that most financial instruments, including derivative instruments, be marked to market. The rules that shall or may be applied by the end of 2005 have not yet in all respects been established. Among other items the rules for, hedge accounting are still being deliberated by the IASB and there may be changes to the current standards already in 2005. However, a preliminary estimate of the effect of revaluation of these instruments as of 1 January 2005 indicates a positive effect on equity of some SEK 70 M.

Sandvik has applied hedge accounting for the major part of hedges and forecast future currency flows. These so-called cash-flow hedges relate to hedging of projected sales and firm orders. IAS 39 as currently promulgated does not allow Sandvik to apply hedge accounting to its projected sales meaning that changes in the market value of Sandvik's foreign exchange derivative instruments shall be reported in income. The current deliberations on changes in IAS 39, however, may later in 2005 result in a possibility to apply hedge accounting.

Sandvik has entered into a number of interest-rate swaps allowing Sandvik to pay a fixed interest and to receive variable interest. These interest swaps are marked to market with the effect reported in financial items. Reporting interest swaps at fair value implies that reported results during the terms of the swaps may vary although the cumulative effect of the agreements is unchanged.

The summarized information on the effects of the transition to IFRS has been compiled based on the IFRS expected to be in force by 31 December 2005. Amendments to IFRS are made continuously and, accordingly, there may be additional changes.

Further information

At 31 March, 2005 Sandvik will release restated quarterly income statements and balance sheets for 2004 prepared in accordance with IFRS and information on the effects of implementation of IAS 39.

Sandviken, 8 February 2005

Sandvik AB; (publ)

For further information, contact:
Per Nordberg, Executive Vice President and CFO, +46 26 261061, per.nordberg@sandvik.com
Heléne Gunnarson, Senior Vice President Group Communications,
+46 26 261025, helene.gunnarson@sandvik.com
Jan Lissåker, Investor Relations Manager, +46 26 261023, jan.lissaker@sandvik.com

---

Sandvik is a high-technology engineering group with advanced products and world-leading positions in selected areas – tools for metalworking, machinery and tools for rock excavation, stainless steel, special alloys, metallic and ceramic resistance materials as well as process systems and sorting systems. The Group has 37,000 employees in 130 countries, with annual sales of approximately SEK 50,000 M.

Attending to this matter, tel. direct line, fax direct line
KF/Gunnar Båtelsson, +46 26 26 10 20

2005-02-09
Your date

Your reference

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, The Board proposes cancellation of repurchased shares and redemption of shares corresponding to SEK 4,000 M, dated 9 February 2005, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)



Gunnar Båtelsson
Group Treasurer and VP Finance

SEC-brev 050209 Q4 report.doc

Postal address
SANDVIK AB
SE-811 81 SANDVIKEN
SWEDEN

Public Company (publ)
Reg.No 556000-3468
VAT No. SE663000060901
www.sandvik.com

Telephone
+46 26 26 00 10

Telefax
+46 26 26 10 76

K 003

The Board proposes cancellation of repurchased shares and redemption of shares corresponding to SEK 4,000 M.

Sandvik's earnings trend, cash flow and strong balance sheet provide the Board of Directors the possibility of proposing an extraordinary distribution in addition to the ordinary dividend of SEK 4.0 billion, or about SEK 16 per share. It is proposed that the extraordinary distribution be effected through the redemption of shares.

The total distributed amount, including the proposed dividend of SEK 11 per share, amounts to SEK 6.7 billion, or SEK 27 per share.

The distribution should be viewed as part of Sandvik's goal in the long term to enhance the efficiency of the company's capital structure and, consequently, maximize value for the company's shareholders. Accordingly, the proposal of an extraordinary distribution through redemption replaces the earlier buyback program. It is proposed that the repurchased shares totaling 16,522,000 be canceled through a decision at the Annual General Meeting on 3 May. Use of redemption for the distribution provides the shareholders the freedom to choose between redeeming the shares or selling the redemption rights and thereby retaining their Sandvik shares. As a result, the method is effective for Sandvik's shareholders and, relative to other distribution methods, yields a positive effect on earnings per share.

In brief, the proposal involves the following process:

- Information about the redemption price and the redemption ratio will be provided in conjunction with the invitation to the Annual General Meeting to be held 3 May.
- The Annual General Meeting on 3 May 2005 decides on the redemption proposal.
- The record date is set directly at the Annual General Meeting.
- Shareholders will be provided the opportunity to trade in redemption rights during the application period, which is planned for the latter part of May and first part of June.
- An Extraordinary General Meeting in Sandvik decides on the redemption after the application period has expired.
- Payment of the redemption amount is expected in the beginning of July.
- Information brochure about the offering will be sent to shareholders prior to the application period.
- The usual conditions for the process apply.

Sandviken, 9 February 2005

Sandvik AB; (publ)

For further information, contact:
Per Nordberg, Executive Vice President and CFO, +46 26 261061, per.nordberg@sandvik.com
Helène Gunnarson, Senior Vice President Group Communications,
+46 26 261025, helene.gunnarson@sandvik.com
Jan Lissåker, Investor Relations Manager, +46 26 261023, jan.lissaker@sandvik.com

---

Sandvik is a high-technology engineering group with advanced products and world-leading positions in selected areas – tools for metalworking, machinery and tools for rock excavation, stainless steel, special alloys, metallic and ceramic resistance materials as well as process systems and sorting systems. The Group has 38,000 employees in 130 countries, with annual sales of approximately SEK 55,000 M.

Attending to this matter, tel. direct line, fax direct line
KF/Gunnar Båtelsson, +46 26 26 10 20

2005-02-09
Your date

Your reference

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Report on the fourth quarter and full year 2004, dated 9 February 2005, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)



Gunnar Båtelsson
Group Treasurer and VP Finance

SEC-brev 041207.doc

Postal address
SANDVIK AB
SE-811 81 SANDVIKEN
SWEDEN

Public Company (publ)
Reg.No 556000-3468
VAT No. SE663000060901
www.sandvik.com

Telephone
+46 26 26 00 10

Telefax
+46 26 26 10 76

K 003

Sandvik Q4

PRESS RELEASE 9 February 2005

Quarter 4:

- Profit after financial items rose 48% to SEK 1,794 M.
- Order intake increased 17%* to SEK 14,180 M.
- Strong global demand.

2004 – a record year:

- Profit after financials +35% to SEK 6,465 M.
- Organic growth +17%*.
- Earnings per share +58%, 17.70 SEK.
- Proposal of an increased dividend by SEK 0.50 and share redemption of SEK 4 billion and cancellation of previously repurchased shares.

"Demand in the quarter remained high in all markets and order intake increased 17%. Profit after financial items rose to SEK 1,794 M, making 2004 a record year for Sandvik. Both sales and earnings were the highest ever. Invoicing amounted to SEK 55 billion and profit after financial items rose to SEK 6.5 billion. Increased market shares and continued efficiency improvements meant that the Group strengthened its position as global market leader," says Sandvik's President and CEO Lars Pettersson.



"Sandvik's growth in the forth quarter was strong", says Lars Pettersson, President and CEO of Sandvik.

ORDER INTAKE*


+20
+22
+12
+17
+7

KEY FIGURES

SEK M	Q4/04	Q4/03	Q1-4/04	Q1-4/03
Order intake	14 180	12 450	56 500	49 830
Invoiced sales	14 380	12 880	54 610	48 810
Operating profit	1 965	805	7 166	4 967
Earnings per share, SEK	4.90	1.10	17.70	11.20

BUSINESS AREAS – ORDER INTAKE*


+15%

Sandvik Tooling


+9%

Sandvik Mining and Construction


+32%

Sandvik Materials Technology

* Change compared to the same quarter the preceding year at fixed exchange rates for comparable units


SANDVIK

For additional information, please call +46 (0)26-26 10 01 or visit www.sandvik.com

Key figures

SEK M	Q4 2004	Q4 2003	Change %	Q1-4 2004	Q1-4 2003	Change %
Order intake	14 180	12 450	+14[1]	56 500	49 830	+13[1]
Invoiced sales	14 380	12 880	+12[2]	54 610	48 810	+12[2]
Operating profit	1 965	805	+144[3]	7 166	4 967	+44[3]
%	13.7	6.3		13.1	10.2	
Operating profit excl. nonrecurring expenses[3]	1 965	1 405	+40	7 166	5 567	+29
%	13.7	10.9		13.1	11.4	
Profit after financial items	1 794	612	+193[3]	6 465	4 187	+54[3]
%	12.5	4.8		11.8	8.6	
Profit after financial items excl. nonrecurring items[3]	1 794	1 212	+48	6 465	4 787	+35
%	12.5	9.4		11.8	9.8	
Net profit	1 237	258		4 453	2 788	
%	8.6	2.0		8.2	5.7	
Earnings per share, SEK	4.90	1.10		17.70	11.20	
Return on equity, %	-	-		20.2	12.8	
Return on capital employed, %	-	-		19.4	13.4[4]	

1) +17 % and +17 % respectively, at fixed exchange rates for comparable units.
2) +16 % and +15 % respectively, at fixed exchange rates for comparable units.
3) Q4, 2003 includes nonrecurring expenses of SEK 600 M for write down of goodwill etc., related to Precision Twist Drill Inc. Adjusted for these expenses, operating profit in 2004 rose 40% in the fourth quarter and 29% for the full year. Profit after financial items increased by 48% and 35%, respectively.
4) Excl. nonrecurring expenses (SEK 600 M) in Q4 2003, ROCE was 14.9%.

	Full-year 2004	Full-year 2003
No. of shares outstanding at end of period ('000)	247 045	250 013
Earnings per share, SEK*	17.70	11.20
After full dilution**	17.60	11.00
Return on capital employed, %	19.4	13.4
Return on shareholders equity, %	20.2	12.8
Net debt/equity ratio	0.6	0.5

* Most recent 12 months divided by average number of outstanding shares, 251,334,000 (250,012,000).
** Most recent 12 months. After full dilution of convertible programs, the average number of shares amounts to 252,692,000 (254,921,000).

ORDER INTAKE BY MARKET AREA

	Fourth quarter 2004			Full year 2004		
Market area	Order intake SEK M	Change* %	Share %	Order intake SEK M	Change* %	Share %
Europe	6 882	+22	49	26 760	+13	47
NAFTA	2 730	+20	19	11 171	+27	20
South America	772	+17	5	2 776	+24	5
Africa/Middle East	778	-7	6	3 350	+6	6
Asia/Australia	3 018	+12	21	12 443	+22	22
Total	14 180	+17	100	56 500	+17	100

* at fixed exchange rates for comparable units.

Sales


ORDER INTAKE BY QUARTER
SEK M
15 000
12 000
9 000
6 000
3 000
0
02
03
04


INVOICED SALES BY QUARTER
SEK M
15 000
12 000
9 000
6 000
3 000
0
02
03
04

Order intake in the fourth quarter amounted to SEK 14,180 M (12,450), an increase of 14% in total, or 17% at fixed exchange rates for comparable units. Changed exchange rates affected order intake negatively by 3%. Growth remained strong for all business areas. The increase at fixed exchange rates for comparable units for Sandvik Tooling was 15%, for Sandvik Mining and Construction 9% and for Sandvik Materials Technology 32%. Increased prices for raw materials affected order intake in Sandvik Materials Technology positively by about 7 percentage points.

Order intake for the **full year** amounted to SEK 56,500 M (49,830), an increase of 13% in total, or 17% at fixed exchange rates for comparable units. Changed exchange rates affected order intake negatively by 2%.

Demand remained strong in all market areas. In Europe, order intake increased by 22% in the fourth quarter and the rise was sharp in Germany and Eastern Europe. The business climate in NAFTA remained positive for all business areas. Order intake was also high in Asia/Australia. The trend in China, India and other parts of Southeast Asia remained strong. Asia/Australia accounted for 21% of the Group's total order intake in the fourth quarter and the market area for the full year was larger than NAFTA. Order intake in South America increased by 17% in the fourth quarter, with favorable development in Brazil and Chile. Order intake declined in Africa/Middle East compared with a year earlier, attributable to lower mining activity in South Africa.

The industrial business climate remained strong in the consumer- and investment-related areas. Demand in the general engineering industry was generally high. The automotive industry in Europe posted continued positive development. In NAFTA, the production of heavy vehicles was high, while the domestic passenger car industry showed a weaker development.

Demand in the oil/gas, chemical and other process industries was favorable. Demand in the mining industry remained favorable, for investment products, such as machinery and plants, and consumption goods, such as tools and service. The construction industry developed positively, mainly in NAFTA and Asia. Demand in the aerospace industry rose. The trend was positive in the electronics industry, but a certain weakening was noted in Japan and Korea.

INVOICING

Invoicing in the fourth quarter amounted to SEK 14,380 M (12,880), up 12% in total and by 16% at fixed exchange rates for comparable units. Changed currency rates had a negative effect of 2%. The increase at fixed exchange rates for comparable units was 16% for Sandvik Tooling, 14% for Sandvik Mining and Construction and 17% for Sandvik Materials Technology. Higher raw material prices accounted for about 7 percentage points of the increase within Sandvik Materials Technology.

Group invoicing for the **full year** was SEK 54,610 M (48,810), up 12% in total and by 15% at fixed exchange rates for comparable units. Changed currency rates had a negative effect of 2% for the full year.

Earnings and return


OPERATING PROFIT *
SEK M
Quarter
SEK M
Rolling
4 000
3 000
2 000
1 000
0
8 000
6 000
4 000
2 000
0
02
03
04
QUARTER
ROLLING 12 MONTHS
* including one off items Q4 2003


RETURN * (Rolling 12 months)
25%
20%
15%
10%
5%
0%
02
03
04
Return on capital employed
Return on equity

Operating profit in the fourth quarter was SEK 1,965 M, up 40% adjusted for the nonrecurring items in Q4 2003. The operating margin was 13.7% of invoicing. The earnings improvement was attributable to higher sales volumes and prices, increased capacity utilization and the effects of implemented rationalization measures. Changed exchange rates affected earnings negatively by approximately SEK 80 M.

Operating profit for the **full** year amounted to SEK 7,166 M (4,967) and was the highest ever for the Group. Changed exchange rates affected earnings negatively by approximately SEK 310 M. The operating margin was 13.1% of invoicing.

The net financial expense was SEK 171 M (expense: 193). The net financial expense for the full year was SEK 701 M (expense: 780).

Profit after financial items in the fourth quarter amounted to SEK 1,794 M, 12.5% of invoicing, and for the full year SEK 6,465 M , or 11.8% of invoicing. The increase in the fourth quarter was 48% and 35% for the full year, adjusted for nonrecurring items in the fourth quarter 2003.

Tax for the quarter amounted to SEK 495 M (306) and for the full year SEK 1,759 M (1,212). **Net profit** for the fourth quarter was SEK 1,237 M (258) and for the full year SEK 4,453 M (2,788). **Earnings per share** were SEK 4.90 (1.10) for the quarter and SEK 17.70 for the full year (11.20 for full-year 2003).

Cash flow from operations amounted to SEK 1,593 M (2,230) in the quarter and SEK 5,322 M (6,421) for the full year. Working capital rose by SEK 579 M due to increased volumes. **Investments** in the quarter amounted to SEK 1,205 M (1 043), of which company acquisitions accounted for SEK 199 M. Investments for the full year were SEK 3,278 M (3 260), of which company acquisitions SEK 311 M. Cash flow after investments was SEK 520 M (1,278) for the quarter and SEK 2,709 M (3,655) for the full year.

Capital efficiency improved compared with the preceding year and working capital amounted to 29% (31) of invoicing.

Return on capital employed rose to 19.4% (13.4 for full-year 2003). Return on equity was 20.2% (12.8). Interest-bearing liabilities and provisions less liquid funds resulted in a net debt of SEK 13,027 M (12,128). Liquid funds amounted to SEK 1,720 M (1,972) and loans to SEK 10,946 M (10,167).

The number of shares outstanding was 247,044,796. Equity per share was SEK 88.50 (85.80) and the equity/assets ratio 45% (46). The net debt/equity ratio was 0.6 (0.5).

Group expenditures for research, development and quality assurance amounted to SEK 1,870 M (1,860), corresponding to 3.4% (3.8) of invoicing.

The number of employees was 38,421 (36,930), an increase for comparable units of 725 persons during the quarter. The increase for comparable units from the beginning of the year was 1,609.

Sandvik Tooling

Sandvik Tooling's order intake in **the fourth quarter** amounted to SEK 4,818 M (4,514), up 15% at fixed exchange rates for comparable units. Demand in Europe and the other regions was strong. The automotive industry developed positively and particularly for heavy vehicles. Development in the general engineering industry was favorable, with high activity in Eastern Europe, NAFTA and Asia. Sales to the aerospace industry increased. Demand for indexable inserts and solid-carbide tools was very favorable.

Invoicing amounted to SEK 4,784 M (4,488), an increase compared with the preceding year of 16% at fixed exchange rates for comparable units.

Operating profit in the fourth quarter amounted to SEK 960 M, an increase of 37% adjusted for nonrecurring expenses in Q4, 2003. The operating margin was 20.1% (15.6). The earnings increase was due mainly to higher volumes, high capacity utilization and implemented efficiency measures.

The operating margin in the fourth quarter rose by about 0.8 percentage points compared with the third quarter after adjustment for nonrecurring items. Product area Walter posted strong development, with a sharp improvement in operating margin.

Order intake for **the full year** amounted to SEK 19,584 M (18,187), an increase of 14% for comparable units. Invoicing was SEK 19,227 M (18,090), up 11% for comparable units. High demand and increased market shares resulted in a strong volume trend, particularly for the Walter and Sandvik Coromant product areas, which posted sharp sales increases in a number of markets, including North America. The business area's operating profit increased to SEK 3,737 M, 19.4% of invoicing. The return on capital employed for the business area rose to 28.1% (16.0).

The number of employees was 15,048 at year-end 2004, an increase of 451 persons for comparable units.



One of Sandvik Coromant's new products is CoroDrill® 880, that due to its unique shape of the central insert, with Step Technology can, in many applications, give up to 100% productivity increases, and cut the cost per drilled hole to less than half. An innovation with great possibilities on the market.

SANDVIK TOOLING

SEK M	Q4 2004	Q4 2003	Change %	Q1-4 2004	Q1-4 2003	Change %
Order intake	4 818	4 514	+15*	19 584	18 187	+14*
Invoiced sales	4 784	4 488	+16*	19 227	18 090	+11*
Operating profit	960	101	+850 1)	3 737	2 286	+63 1)
%	20.1	2.3	1)	19.4	12.6	1)
Return on capital employed	-	-		28.1	16.0	

* at fixed exchange rates for comparable units.

1) Excluding write-down of goodwill and restructuring costs in Precision Twist Drill in Q4 2003, SEK 600 M, operating profit was:
Q4 2003: SEK 701 M, 15.6% of invoicing
Q1-4 2003: SEK 2,886 M, 16.0% of invoicing.

Sandvik

Mining and Construction

Sandvik Mining and Construction's order intake in the **fourth quarter** was SEK 4,284 M (3,867), an increase of 9% at fixed exchange rates for comparable units. The business climate within the mining industry remained positive. The need for base and precious metals as well as coal was substantial and prices held at a high level. This resulted in high capacity utilization by customers and increased demand. Order intake for machinery, equipment, tools and service remained strong in all market areas. However, lower activity was noted in South Africa due to the strong local currency. The investment level in projects, such as conveyor systems for ore, remained high, particularly in South America. Demand for crushers for mining applications increased.

Invoicing increased by 14% at fixed exchange rates for comparable units and amounted to SEK 4,515 M (3,951).

Operating profit in the fourth quarter rose by 32% to SEK 495 M (376), or 11% of invoicing. Profit was affected positively by higher volumes and high capacity utilization. The share of machinery and projects rose compared with a year earlier and accounted for about 50% of invoicing.

THE FULL YEAR

Order intake for the **full year** amounted to SEK 17,162 M (14,888), an increase of 17% for comparable units. Invoicing amounted to SEK 16,617 M (14,299), an increase of 20% at fixed exchange rates for comparable units. Continued focus on high-technology products, internal efficiency and an increased service and aftermarket share contributed to operating profit rising by 18% and amounting to SEK 1,704 M (1,444), 10.3% of invoicing. The automated mining concept Automine® was successful. The business area posted a return on capital employed of 19.7% (17.5).

The number of employees was 9,623 at year-end 2004, an increase of 717 persons for comparable units.

SANDVIK MINING AND CONSTRUCTION

SEK M	Q4 2004	Q4 2003	Change %	Q1-4 2004	Q1-4 2003	Change %
Order intake	4 284	3 867	+9*	17 162	14 888	+17 *
Invoiced sales	4 515	3 951	+14*	16 617	14 299	+20 *
Operating profit	495	376	+32	1 704	1 444	+18
%	11.0	9.5		10.3	10.1	
Return on capital employed	-	-		19.7	17.5	

* at fixed exchange rates for comparable units.



The ultra-low-profile loader 88 XLP, designed for the narrow platinum mines, was one of the new products on show for the participants at the Sandvik Capital Markets Day.

Sandvik

Materials Technology

Sandvik Materials Technology's order intake in **the fourth quarter** amounted to SEK 3,963 M (3,081), an increase compared with a year earlier of 32% at fixed exchange rates for comparable units. Invoicing amounted to SEK 3,949 M (3,447), up 17% at fixed exchange rates for comparable units. Surcharges due to higher raw material prices affected order intake and invoicing positively by about 7 percentage points, which means that the comparable increases were 25% and 10%, respectively.

Order intake was strong in all product areas. Customer segments such as oil/gas and the process industries as well as the general engineering industry developed positively. Demand from consumer-related segments, such as automotive and household appliances, was stable and high.

Operating profit in the fourth quarter rose by 53% to SEK 380 M (248), or 9.6% of invoicing. The improvement compared with the preceding year was due mainly to higher volumes and prices as well as increased capacity utilization. Higher prices compensated for increased raw material costs. The high demand resulted in continued purchasing of semifinished goods, which affected earnings adversely by about SEK 20 M. Earnings include a damage settlement received in a dispute related to the Sorting product area and a write-down of fixed assets. The combined effect of these items was mainly neutral on earnings.



The Sandvik Innovation Prize was awarded in conjunction with Sandvik's R&D Day held in Sandviken, Sweden in October. The winning entry came from Sandvik Materials Technology. Håkan Holmberg (left) and Magnus Cedergren were awarded the prize for a new method for surface treatment of strip.

THE FULL YEAR

Order intake for **the full year** amounted to SEK 15,391 M (12,790), an increase of 23% at fixed exchange rates for comparable units. Invoicing amounted to SEK 14,423 M (12,467), up 18% at fixed exchange rates for comparable units. Operating profit rose 68% to SEK 1,259 M (750), 8.7% of invoicing. The process of change to increase efficiency and profitability was intensified during the year and the effects of parts of the program carried out to date are positive. The return on capital employed rose to 10.6% (6.8).

The number of employees was 8,350 at year-end 2004, an increase of 394 persons for comparable units.

SANDVIK MATERIALS TECHNOLOGY

SEK M	Q4 2004	Q4 2003	Change %	Q1-4 2004	Q1-4 2003	Change %
Order intake	3 963	3 081	+32*	15 391	12 790	+23 *
Invoiced sales	3 949	3 447	+17*	14 423	12 467	+18 *
Operating profit	380	248	+53	1 259	750	+68
%	9.6	7.2		8.7	6.0	
Return on capital employed	-	-		10.6	6.8	

* at fixed exchange rates for comparable units.

Parent Company

Parent Company invoicing was SEK 12,984 M (11,974) and operating profit SEK 847 M (1,018). Interest-bearing liabilities and provisions less liquid funds and interest-bearing assets amounted to SEK 3,005 M (3,110). Parent Company investments in fixed assets amounted to SEK 836 M (1,083).

Accounting principles

This report has been prepared in accordance with the Swedish Financial Accounting Standards Council's recommendation RR20. The same accounting and valuation principles were applied as in the most recent annual report. Information about the transition to IFRS accounting principles was published in a separate press release on 8 February 2005.

Significant events 2004

- In March, Sandvik Mining and Construction acquired 51% of the shares in the Brazilian company Manuseio de Granéis Sólidos S.A. (MGS), based in São Paulo. The acquisition is included in the Sandvik Materials Handling product area. MGS is a leading producer of overland conveyors in Brazil. Customers are major Brazilian mining companies, ports and other bulk materials handling companies. MGS reported annual sales in 2003 of approx. SEK 240 M, with 65 employees.
- On 31 August, Walter AG divested its grinding machine operations to the Körber Schleifring Group. Sales amounted to EUR 76.5 M in 2003, with 388 employees.
- In August, Werner Schmitt PKD-Werkzeug, a German manufacturer of polycrystalline diamond hole machining tools, was acquired. The company, which has sales of approximately SEK 80 M and about 80 employees, is included in the Walter product area and was consolidated from October 2004.
- In December, Sandvik acquired to the American tool company Technical Tooling, Inc (TTI). TTI is the market leader in precision tooling for aluminum beverage can manufacturing in the United States. Annual sales amount to about USD 7 M. The company is based in Minneapolis and its customers are large global food packaging groups. TTI will be integrated with Sandvik Hard Materials, a product area within the Sandvik Tooling business area.
- Sandvik Mining and Construction has decided to establish a manufacturing unit in China for the assembly of machines and equipment. The new facility is expected to become operational in 2005.
- Sandvik signed an agreement in November with Accenture regarding outsourcing of administrative HR services. The agreement is for ten years and applies in the first phase to the US, Finland and Sweden. It is the partners' intention at a later stage of the process to include France, Germany, the UK, South Africa, India and Australia.
- Sandvik AB signed a syndicated loan facility for EUR 1,000 M on 18 June. The facility will be applied in the company's ongoing operations.
- Peter Larson, Executive Vice President of Sandvik AB and CFO, Chief Financial Officer, left his position as CFO on 1 November 2004. In his role as Executive Vice President, Peter is responsible for business development and IT.
- Per Nordberg, has been appointed Executive Vice President and CFO of Sandvik AB effective 1 November 2004. Per (48) holds an MBA and is the former CFO of OMX AB.

Buy-back of shares

The authorization to repurchase the company's own shares was utilized in 2004 as a step towards reaching the Group's debt/equity target.

At 31 December 2004, Sandvik's holding of own shares (treasury stock) totaled 16,522,000, corresponding to 6.3% of the total number of shares (263,566,796) and the amount paid was SEK 3,974 M, corresponding to an average price paid of SEK 238 per share. During the fourth quarter, 3,650,000 shares were repurchased at a purchase price of SEK 989 M.

The Board will propose that the shares already purchased be cancelled. In addition, to retain an efficient capital structure, the Board is proposing a redemption program that replaces the earlier buy-back program.

Proposals to the AGM, 3 May 2005

The Annual General Meeting will be held in Sandviken on 3 May 2005 at 17:00. The Annual Report will be distributed to the shareholders approximately one month prior to the Meeting.

DIVIDEND

The Board of Directors proposes a dividend of SEK 11.00 per share (10.50) or SEK 2,717 M (2,640). The proposal represents an increase of 5% from a year earlier and the dividend corresponds to 62% of earnings per share. The proposed record date for dividend entitlement is 9 May 2005.

REDEMPTION PROCESS

Against the background of the company's strong balance sheet and to contribute to increased shareholder value, the Board proposes that about SEK 4 billion, or about SEK 16 per share, be distributed to the shareholders through a redemption offer.

In accordance with the proposal, the exact terms and conditions for the redemption process will be established one month prior to the Annual General Meeting on 3 May 2005. Such a redemption process is expected to be completed during June. The redemption process is a step in adapting the company's capital structure to the established financial goals. Further information is provided in a separate press release.

DELETION OF PROVISIONS FOR REDEMPTION OBLIGATION AND TRANSFER OF FIXED ASSETS FROM THE ARTICLES OF ASSOCIATION

The Board proposes that the Annual General Meeting resolve that the current provision in the Articles of Association regarding redemption obligation be deleted. The reason for the Board's proposal is that the purpose that justified the addition of the provision in 1992 is currently in all significant respects met by the Industry and Commerce Stock Exchange Committee's rules governing mandatory bids. Moreover, the Board proposes that the provision in the Articles of Association regarding decisions at transfer of fixed assets be deleted. The reason for the Board's proposal is to facilitate that operations can be organized in an optimal manner.

Nomination Committee's proposal at the AGM

In accordance with a decision at Sandvik AB's Annual General Meeting, the company has a Nomination Committee comprising representatives of the four largest shareholders together with the Chairman of Sandvik. Accordingly, prior to the Annual General Meeting 2005 Sandvik's Nomination Committee comprises, Carl-Olof By, Industrivärden, Chairman, Curt Källströmer, Handelsbanken Pension Foundation and Pension Fund, Sarah McPhee, AMF Pension and AMF Funds, Marianne Nilsson, Robur and Sandvik's Chairman Clas Åke Hedström.

The Nomination Committee intends to propose at the Annual General Meeting the re-election of Board members Georg Ehrnrooth, Clas Åke Hedström, Sigrun Hjelmquist, Egil Myklebust, Arne Mårtensson, Lars Nyberg, Anders Nyrén and Lars Pettersson.

Sandviken, 9 February 2005

Sandvik AB; (publ)

Board of Directors

Appendices:
1. Group summary
2. Invoicing and operating profit

The report has not been reviewed by the Company's auditors.

Sandvik Group's result for the first quarter of 2005 will be published in connection with the Company's Annual General Meeting on 3 May 2005.

For additional information, please call +46 (0)26-26 10 01.

A combined presentation and telephone conference will be held at Operaterrassen in Stockholm on 9 February at 14.00 p.m. For further information visit www.sandvik.com

POSTAL ADDRESS
Sandvik AB
Group Communications
SE-811 81 Sandviken

PUBLIC COMPANY (publ)
Corp. Reg. No: 556000-3468
VAT No: SE663000060901

PHONE AND FAX
+46 26 - 26 00 00
+46 26 - 26 10 43

WEB SITE AND E-MAIL
www.sandvik.com
info.group@sandvik.com

Appendix 1

CONSOLIDATED FINANCIAL INFORMATION, SEK M

INCOME STATEMENT	Q4 2004	Q4 2003	Q1-4 2004	Q1-4 2003
Invoiced sales	14 380	12 880	54 610	48 810
Cost of goods sold	-10 026	-9 012 [1]	-37 340	-33 657 [1]
Gross profit	4 354	3 868 [1]	17 270	15 153 [1]
Selling and administrative expenses	-2 496	-3 133 [1] [2]	-10 455	-10 372 [1] [2]
Other operating income and expenses, net	107	70	351	186
Operating profit	1 965	805	7 166	4 967
% of invoicing	13.7	6.3	13.1	10.2
Financial income and expenses, net	-171	-193	-701	-780
Profit after financial items	1 794	612	6 465	4 187
% of invoicing	12.5	4.8	11.8	8.6
Taxes	-495	-306	-1 759	-1 212
Minority interest	-62	-48	-253	-187
Net profit	1 237	258	4 453	2 788
% of invoicing	8.6	2.0	8.2	5.7

1) Comparative figures for 2003 have been adjusted for reclassification between Costs of goods sold and Selling and administrative expenses (SEK 210 M, Q4 2003 and SEK 160 M for full-year 2003).

2) Amount includes nonrecurring expenses of SEK 600 M related to Precision Twist Drill.

	Q4 2004	Q4 2003	Q1-4 2004	Q1-4 2003
Earnings per share before dilution, SEK	4.90	1.10	17.70	11.20
Earnings per share after full dilution, SEK	4.90	1.00	17.60	10.90
Average no. of shares ('000)	248 870	250 013	251 334	250 012
Average no. of shares after full dilution ('000)	248 920	254 921	252 692	254 921

CASH FLOW STATEMENT	Q4 2004	Q4 2003	Q1-4 2004	Q1-4 2003
Profit after financial items	+1 794	+612	+6 465	+4 187
Items not affecting cash-flow etc.	+4	+48	-536	-213
Reversal of depreciation	+814	+1 330	+2 933	+3 346
Taxes paid	-440	-277	-1 334	-1 577
Change in inventories	-410	+405	-1 836	+70
Change in operating receivables and liabilities	-169	+112	-370	+608
Cash flow from operations	+1 593	+2 230	+5 322	+6 421
Investments, acquisitions and divestments	-1 073	-952	-2 613	-2 766
Change in short-term loans	+627	-1 243	+1 937	-3 633
Change in long-term loans	-33	+424	-123	+2 533
Buy-back of own shares	-988		-2 048	
New issue of shares*			+117	
Change in operating receivables and liabilities			-2 799	-2 659
Cash flow from operations	+126	+459	-207	-104
Liquid funds at beginning of period	1 643	1 528	1 972	2 175
Exchange-rate differences in liquid funds	-49	-15	-45	-99
Liquid funds at end of period	1 720	1 972	1 720	1 972

* New issue as a result of options program.

Appendix 1 (cont)

BALANCE SHEET	Full-year 2004	Full-year 2003
Fixed assets	22 520	22 352
Inventories	13 459	12 147
Current receivables	13 532	11 926
Liquid assets	1 720	1 972
Total assets	51 231	48 397
Shareholders' equity	21 856	21 440
Minority interests	959	846
Interest-bearing provisions and liabilities	14 746	14 100
Non-interest-bearing provisions and liabilities	13 670	12 011
Total provisions, liabilities and shareholders' equity	51 231	48 397

CHANGE IN SHAREHOLDERS' EQUITY	Q1-4 2004	Q1-4 2003
Opening equity as shown in approved balance sheet for the preceding year	21 440	23 205
Effect of change in accounting principles	-	-1 053
Opening equity adjusted to new accounting principles	21 440	22 152
Translation differences due to changed currency rates	-413	-1 000
Dividends to shareholders	-2 640	-2 500
Buy-back of own shares	-2 048	-
New issue of shares*	1 064	-
Net profit of the period	4 453	2 788
Closing balance	21 856	21 440

* Conversion of loans and new issues as a result of options program.

Appendix 2

INVOICING BY MARKET AREA

SEK M	Q4 2003	Full-year 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	Full-year 2004	%	Change % 1)
Europe	6 027	23 402	6 440	6 670	6 056	6 975	26 141	+12	+13
NAFTA	2 414	10 270	2 533	2 781	2 697	2 640	10 651	+4	+18
South America	537	2 034	490	671	804	792	2 757	+36	+28
Africa/Middle East	924	3 159	697	935	894	928	3 454	+9	+7
Asia/Australia	2 978	9 945	2 520	2 923	3 119	3 045	11 607	+17	+20
Group total	12 880	48 810	12 680	13 980	13 570	14 380	54 610	+12	+15

ORDER INTAKE BY BUSINESS AREA

SEK M	Q4 2003	Full-year 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	Full-year 2004	%	Change % 1)
Svk Tooling	4 514	18 187	5 014	5 084	4 668	4 818	19 584	+8	+14
Svk Mining and Construction	3 867	14 888	4 150	4 362	4 366	4 284	17 162	+15	+17
Svk Materials Technology	3 081	12 790	3 911	3 843	3 674	3 963	15 391	+20	+23
Seco Tools2)	973	3 930	1 082	1 102	1 066	1 095	4 344	+11	+14
Group activities	15	35	3	-1	-4	20	19	/	/
Group total	12 450	49 830	14 160	14 390	13 770	14 180	56 500	+13	+17

INVOICES SALES BY BUSINESS AREA

SEK M	Q4 2003	Full-year 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	Full-year 2004	%	Change % 1)
Svk Tooling	4 488	18 090	4 701	4 997	4 745	4 784	19 227	+6	+11
Svk Mining and Construction	3 951	14 299	3 537	4 235	4 330	4 515	16 617	+16	+20
Svk Materials Technology	3 447	12 467	3 373	3 654	3 447	3 949	14 423	+16	+18
Seco Tools2)	978	3 902	1 057	1 094	1 040	1 121	4 312	+11	+14
Group activities	16	52	12	0	8	11	31	/	/
Group total	12 880	48 810	12 680	13 980	13 570	14 380	54 610	+12	+15

OPERATING PROFIT BY BUSINESS AREA

SEK M	Q4 2003	Full-year 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	Full-year 2004
Svk Tooling	101	2 286	859	947	971	960	3 737
Svk Mining and Construction	376	1 444	324	450	434	495	1 704
Svk Materials Technology	248	750	302	314	263	380	1 259
Seco Tools2)	164	677	191	229	175	214	809
Group activities	-84	-190	-96	-90	-72	-84	-343
Group total	805	4 967	1 580	1 850	1 771	1 965	7 166

OPERATING PROFIT BY BUSINESS AREA

% OF INVOICING	Q4 2003	Full-year 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004	Full-year 2004
Svk Tooling	2.3	12.6	18.3	19.0	20.5	20.1	19.4
Svk Mining and Construction	9.5	10.1	9.2	10.6	10.0	11.0	10.3
Svk Materials Technology	7.1	6.0	9.0	8.6	7.6	9.6	8.7
Seco Tools2)	16.8	17.4	18.0	21.0	16.8	19.1	18.8
Group total	6.3	10.2	12.5	13.2	13.1	13.7	13.1

1) Change compared with year earlier at fixed exchange rates for comparable units.
2) As a result of the majority holding in Seco Tools AB, Sandvik consolidates this company. For comments, refer to the company's interim report.